Exhibit (a)(1)(G)

SUPPLEMENT NO. 2 TO
OFFER TO PURCHASE FOR CASH
by
Hunter Maritime Acquisition Corp.
of
Up to 8,233,100 of its Class A Common Shares
at a Purchase Price of $10.00 Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, JUNE 2, 2017, UNLESS THE OFFER IS EXTENDED.
The date of this Supplement No. 2 to the Offer to Purchase for Cash is May 31, 2017
If you support our proposed initial business combination, the Acquisition (as defined in the Offer to Purchase), do not tender your Class A common shares in this Offer. We urge you to consider the Acquisition and retain your Class A common shares.
Hunter Maritime Acquisition Corp. (the "Company," "we," "us" or "our") hereby amends and supplements its offer to purchase up to 8,233,100 of its Class A common shares, par value $0.0001 per share, at a purchase price of $10.00 per Class A common share, net to the seller in cash, for an aggregate purchase price of up to $82,331,000, subject to certain conditions described in the Offer to Purchase and in the related Letter of Transmittal. The Offer to Purchase, dated April 27, 2017, was amended and restated in its entirety on May 16, 2017 and first supplemented on May 25, 2017.  This Supplement No. 2 to the Offer to Purchase for Cash (this "Supplement No. 2") (which, together with the Offer to Purchase and the Letter of Transmittal, as they may hereafter be amended or supplemented from time to time, constitute the "Offer") contains a description of certain amendments that are being made hereby.
The information, terms and conditions of the Offer set forth in the Offer to Purchase remain applicable in all respects to the Offer, except to the extent modified by this Supplement No. 2. Where information in the Offer to Purchase is in conflict with, is supplemented by or replaced by information in this Supplement No. 2, the information provided in this Supplement No. 2 shall govern. Capitalized terms used in this Supplement No. 2 but not otherwise defined have the meanings ascribed to those terms in the Offer to Purchase. EXCEPT AS DESCRIBED IN THIS SUPPLEMENT NO. 2, ALL TERMS AND CONDITIONS OF THE OFFER REMAIN UNCHANGED.
Aggregate Purchase Price of Acquisition Vessels
The aggregate purchase price of the Acquisition Vessels, which was previously $139.4 million, has been decreased to $133.5 million.  The Offer to Purchase is hereby amended as follows to reflect the reduced aggregate purchase price of the Acquisition Vessels:
•
All occurrences of the text "$139.4 million" or "$139,400,000"  in relation to the aggregate purchase price of the Acquisition Vessels are hereby amended to read "$133.5 million" and "$133,500,000," respectively.

Information About Hunter Maritime Acquisition Corp.—Securities Held by Our Sponsor

The Offer to Purchase is hereby amended to delete the third paragraph under the heading "Information About Hunter Maritime Acquisition Corp.—Securities Held by our Sponsor" and replace it with the following:

"The Sponsor has advised the Company that if the Acquisition is consummated, it will promptly forfeit a number of the Class B common shares that it owns, such that the number of the Company's Class A common shares that the Sponsor will receive upon the automatic conversion of the Class B common shares immediately following the consummation of the Acquisition, would represent no more than 15% of the then-outstanding Class A common shares, after giving effect to such forfeiture and Class A common shares redeemed in the Tender Offer."

The Acquisition—The Master Agreement
The table containing information about the Acquisition Vessels under the heading "The Acquisition—The Master Agreement" and elsewhere in the Offer to Purchase is hereby amended to reduce the purchase price of each Acquisition Vessel as follows: the Charlotte Selmer from $28.8 million to $27.62 million, Greta Selmer from $28.8 million to $27.62 million, Lene Selmer from $26.5 million to $25.32, Hugo Selmer from $26.5 million to $25.32 million, and Tom Selmer from $28.8 million to $27.62 million.
The Acquisition—Other Agreements Entered into in Connection with the Acquisition—Right of First Refusal Agreement
The disclosure under the heading "The Acquisition—Other Agreements Entered into in Connection with the Acquisition—Right of First Refusal Agreement" and elsewhere in the Offer to Purchase is hereby amended to increase the number of dry bulk vessels for which the Company expects to grant the Technical Manager a right of first refusal to provide technical management services from ten to 15 additional dry bulk vessels that the Company may acquire during the period from the Closing Date through the second anniversary of the Right of First Refusal Agreement.
_________
The Offer to Purchase and this Supplement No. 2 contain important information which should be read carefully before any decision is made with respect to the Offer.
Questions and requests for assistance regarding the Offer may be directed to Morrow Sodali LLC, as information agent (the "Information Agent") for the Offer, at the telephone numbers and e-mail address below. You may request additional copies of the Offer to Purchase, the Supplement No. 2, the Letter of Transmittal, and the other Offer documents, if any, from the Information Agent at the telephone number and e-mail address below. You may also contact your broker, dealer, commercial bank, trust company or nominee for copies of these documents.
Morrow Sodali LLC
470 West Avenue, Stamford CT 06902
 Telephone: (800) 662-5200 or banks and brokers can call collect at (203) 658-9400
Email:  HUNT.info@morrowsodali.com

Hunter Maritime Acquisition Corp.
May 31, 2017